Filed by Coventry Health Care, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: First Health Group Corp.
Registration Statement No. 333-120300

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 13, 2004 (the “Merger Agreement”), among Coventry Health Care, Inc. (“Coventry”), Coventry Merger Sub Inc. and First Health Group Corp. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Coventry on October 14, 2004, and is incorporated by reference into this filing.

Unidentified Speaker

In the interest of time I think we’ll get started. I’d like to welcome here with us this afternoon Dale Wolf, he is currently the CFO of Coventry Health Care but he’s succeeding Allen Wise when Allen retires from the company, I mean retires, sorry, from the CEO position as CEO on January 1, 2005.

We also have Ed Wristen who is the CEO of First Health Group. As many of you know as Coventry announced in October that company will be acquiring First Health in the deal valued at $1.8 billion. Just a little bit of background, Coventry is a managed care company with primary markets in the Mid Atlantic, Midwest and Southeast regions, so I think about 2.5 million members, primarily in commercial risk and Medicaid plans and has an annual revenue run rate of roughly $5.3 billion. And with that, I will turn it over to Dale.

Dale Wolf - Coventry Health Care Inc. — CFO

Thank you and good afternoon. Ed and I will share, first I wonder if Shawn Guertin, Shawn is down here on my right, Shawn will become CFO of the company tomorrow, no, January 1st. Although, as you might imagine, much of that activity is transitioning already. Ed and I will share the podium this afternoon and it’s really a three part presentation.

First I’ll talk a little about the Coventry business as it exists today as well as some rationale for our announced consolidation. And then Ed will do a more detailed review of the First Health businesses as they exist and have existed and then I’ll wrap up with a little bit of the economics of the transaction as well as how to follow the progress as we move forward.

I’ll draw your attention to the legal statement. Let’s talk about Coventry first if we could in terms of the existing business. When we announced the transaction in October, there were several things that were not well understood by investors. One of those had to do with the existing Coventry business and so it deserves some attention here today in terms of that business.

For review, for those who may not know us quite as well, EPS growth in 2004 will be about 34% in ‘05 guidance which we have given and which I will reiterate a little later, the margin which is a little over 9%. Today the operating margin is projected to remain stable as part of that guidance.

It’s really a function of the marketplace opportunity. Pricing discipline which has been part of our story forever. And prices in ‘05 that will be in the 10 to 11% range, very consistent with our outlook on cost trends for ‘05. We will continue to get SG&A leverage. Our SG&A ratio this year will be in the mid 11s. And for next year, again, consistent with the guidance. It will be some 40 to 60 basis points below that.

It’s not a function anymore of huge cost saving opportunities in the existing platform, but rather the impact pf SG&A leverage and balance sheet and cash flows remain strong. The number one topic in terms of the existing Coventry business and perhaps any of the businesses in this sector today is organic growth. And we thought we would share with you here the history on that.

It has, as you can see, very varied results year after year. Across these five years, the average organic growth for our company has been a little over 4%. Not inconsistent with, for those of you who know us, our historical forward guidance of 3 to 5% organic growth, ‘03 by contrast as you can see was a blow out year, partly due to just general strength within our markets.

Also we wrote one large customer account in there that added a point and a half or so to that growth rate. In ‘04, our number through three quarters was between a little over 2.5% organic growth and we should see modest growth in the fourth quarter and we will be there for at the low end of the original guidance at 3 to 5% at the end of the year. Not new news there.

In terms of ‘05 and this is the point of confusion out of the third quarter, we announced that membership growth in January would actually be negative due to the loss of two rather significant accounts for us, given our size. But that overall we would have 1 to 3% organic growth for the year and if you do a little arithmetic you’ll find that the 1 to 3% is very consistent with the 3 to 5% ongoing growth rate, less the two accounts that were lost for January.

You can see some of those numbers here. Opportunities in terms of things that are going to build the business in the existing Coventry platform, we will have HSA available in all markets beginning in January. We have introduced and in fact have already begun to sell individual products in Missouri.

We will also be entering the individual product business in Pennsylvania as well. Continuing, and this is not new but it’s not something we have focused on in talking to investors, expansion of our existing service areas. Pennsylvania is an interesting example. We have moved east continually from Harrisburg and have now surrounded the five county area of Philadelphia. In fact, we are fully up and running in two of those five counties today.

So there’s continual market expansion, such as that. And the other piece of the story in terms of organic growth is of course the retention side. As rate increases have come down over the last several years, not unexpectedly, retention has improved, new business has tailed off, retention has improved, it’s the normal cycle in this kind of reducing rate increase environment.

As far as the growth story in this business, our key to success over time has been low cost structure, that’s not changed. It is our model for this business and it keeps us in that stead in each of our markets and there are varying levels of competition in the markets, but over time the low cost structure has allowed us to grow at a 4% rate in this business over an extended period of time.

You can see here the ‘05 guidance which we gave for the first time coincident with the third quarter earnings call. I mentioned a few of those numbers. You’ll see basically MLR up ever so slightly, you’ll see SG&A down a little bit, operating margins stable and earnings per share growth at the midpoint of the guidance range about 13%.

And as we have always done, that assumes at the time no acquisitions and no other use of free cash. So why First Health? Let’s talk about a few of the key reasons. First, the diverse client and revenue base. As you know, we have executed very well at Coventry on a strategy of local market health plan business.

There are a few things brought to that combination from First Health that we think are very favorable additions to the portfolio. One of those of course is fee revenue. We have about $5.5 billion of all risk revenue and on the diversification coming through $900 million of fee revenue is attractive to us. Secondly the product expansion.

We have at First Health some interesting and very attractive businesses in the workers’ compensation arena which Coventry had not participated in, as well as in the state public sector business Medicaid which we had not participated in on that side, although we had on the risk side.

New products, I mentioned, also the cross sell opportunities to the group health customers. We have, here tofour (ph) not had a multi site offering at Coventry and so in our existing markets we have for the first time a viable multi site offering. We had many of those customers on a single site or slice basis but this opens up a new opportunity there.

Similarly, in reverse, First Health, while they have 130 national account customers, certainly those customers have HMO offerings in local markets and we will be able to bring those to it. That expands our offering not only in products and customer segments, but also in new markets. We have basically a 16 state business today at Coventry; this takes the platform to a 50 state business and off of that platform will allow us to grow other revenue streams in those additional markets.

And of course, meaningful expense synergies which we outlined when we announced the transaction. This is not a new business for Coventry. If you go through the customer segmentation, certainly national, multi site customer base is not one we have been active in. Neither is workers compensation customer base. But in terms of the skill sets, the key success factors to operating that business successfully, they are very much the ones that we have operated at Coventry here before and we’ll actually take you through those, I think it’s the next slide, which we’ll just tick those off to help drive that point home.

In the short term, we feel very confident of the synergy numbers that we have committed as part of the transaction. In the first two years of that, ‘05 and ‘06, we expect those to come almost exclusively from G&A in terms of the numbers we committed to you and to give you a sense or frame that. The $40 to $60 million committed to for the second year of the transaction represents about 4% of the combined G&A of the entities and we have great visibility on that.

I want to clarify one point. It was interesting, we built what we thought was a synergy model that was very realistic and it contained only G&A, we did that on purpose. Some have concluded from that that we don’t think there are any revenue synergies in the first year or two and that is not the case.

We have some very interesting revenue opportunities, not only the cross sell I mentioned earlier but introducing some of the risk products into new markets built off the First Health platform and several other areas which we’re working on and will be working on beginning in ‘05. We have just not felt it appropriate to bank on those if you will in terms of the acquisition model.

In terms of the business, we understand as I mentioned before if you go through these skill sets and I won’t bore you by reading the slide, but I think this is the critical component in terms of understanding that we understand this business. Whether it’s claim claimant or customer service or provider contracting, managing a network, even in the workers compensation arena, which has seemed to some like such a different space.

In fact, the products delivered to workers compensation customers are the network, are bill review, which is the workers comp equivalent of claim payment, utilization management and so on. Many of the same principles and products that we apply in the group health segment.

Collectively we have done this before. The team at Coventry that has been together for seven or eight years now has had experience, certainly at Coventry in acquiring and integrating businesses and before that at other companies that you know very well.

First health has been acquisitive over time and so the combined team has a tremendous amount of experience of putting together networks, at putting together process and systems and so on and integrating these companies which also gives us a high degree of confidence in the opportunity going forward. Let me ask Ed if he would to take you through, particularly in some detail the five businesses that are First Health as well as a few other points on that.

Edward Wristen - First Health Group Corporation — CEO

Thanks Dale. I’ll spend a few minutes talking about First Health specifically here. First Health, to give you an idea of the scope of our business, we’re a full serviced managed care company serving a number of unique niche markets we provide. We provide various forms of administration to clients.

We provide a national provider network to these clients and additionally we provide various back offices services depending on the type of client relationship in the sector which we’re serving. We’re best known perhaps for the national provider network. We have contracts with doctors and hospitals that we’ve developed over the last 15 or so years in this business throughout the country, urban, secondary and rural markets. We built them up one at a time.

Today we have over 4,300 contracts with hospitals throughout the U.S. and over 400,000 contracts with physicians and ancillary providers. And again, we package those up and various kinds of services to our different customer constituencies.

We exist substantially as a non-insurance business. The vast majority of our revenue is fee based revenue for the services we provide. Whether it’s for access to the PPO, network, or for managing a client’s health plan or providing various back offices services. We have paid fees for those services, they are unregulated revenues, largely not insurance premiums, but rather there are fees for providing those businesses.

And that’s driven very strong margins that we continue to enjoy. We have a very diverse revenue earnings stream focusing on the different sectors of the marketplace, the different niches that we serve. In group health, we really are addressing three discrete segments.

First, the corporate segment, large, self funded, self insured corporate clients that we sell directly to, second, federal employee groups our largest clients in this group Mail Handlers Benefit Plan and third we make available the PPO network to insurance companies, group health insurance companies that aren’t big enough to have their own contracting activity and to third party administrators. So, three distinct niches with their own sales forces with unique product and pricing characteristics and we serve those markets there. The second major area is in the workers compensation space. We provide various managed care services built on the network and then in addition, other back office and administrative types of activities that we serve the needs of these workers’ compensation customers.

In the workers compensation arena, our clients are large workers’ compensation insurers and third party administrators that specialize in the workers’ compensation business. And then finally, we serve the public sector. In the public sector are various states that provide Medicaid programs, we provide the administration, the PBM, the medical management services that allow them to operate those programs.

So in the public sector, our clients are state, government, departments of health and human services or the like, depending on the state and the market in which we’re in. So it’s a national managed care business, serving very discrete market niches that we have some unique attribute that we sell to when we’re making our value pitch to them.

When you look at our historical revenues, we’ve been over the years been able to grow this business. Most recently we’ve been flat, relatively flat in 2004. But fundamentally, there are a number of pieces of this business that continue to be strong and I’ll comment just on the various segments of it as we get into it.

As you look into 2004, again, it’s been a relatively flat business both on the top and the bottom line as we’ve gone quarter by quarter through 2004. When you look at the opportunities and the issues that we have had in our different market segments, each one is in a unique position in the worker’s compensation arena.

We have significant new opportunity, an expanding marketplace. We’re one of the leading players. The reforms that are occurring in states such as California are giving us opportunity to sell more to our clients, to provide a broader array of services, to build more value and to earn more revenue from them. So it’s an expanding marketplace, what’s coming out of California, it’s likely to spread to other markets and we can build on that.

And then the combination of Coventry, we’ll be even strong in that regard. In the public sector with state Medicaid clients, we’re also seeing expanding opportunities, especially in the provision of pharmacy management services to those state Medicaid clients. We’ve been very successful in winning new pharmacy management contracts, I think we won 16 out of the last 18 we bid on. We’re a leading player there, very strong offering.

We also provide fiscal administration, fiscal agent services to support these states in their managing the Medicaid programs for their general Medicaid populations. We’ve had some challenges as we went into this year with the mail handlers benefit plan. We had to really realign the two major offerings in that plan, the high and the standard offering.

We saw an enrollment shift and some decline in enrollment this year, roughly 10% as a result of the open season there. We continue to work on getting that to the right size and managing through a realignment process for mail handlers. So it’s been one of the challenges that we faced and that we’re focused on at the present time.

In the corporate sector, where we serve the large self administered clients, it’s been a very highly competitive market. Over the last four or five years, we’ve managed to transition in our pricing paradigm. Today we believe that’s a stable environment for us, we don’t have any further transition on the pricing so we think we have a very solid position there.

And again, the combination helps. As you look at our different businesses, we are positioned in each one of them, it varies. In the workers compensation arena, providing managed care services to our workers’ compensation clients, we’re clearly the market leader.

We compete with a variety of multi-market and single state players there. These are not typical managed care names that you think of so it’s a marketplace in which we’re not only highly regarded but we deliver enormous value to our clients and we’re the leading player in that space. In the public sector, in terms of offering state Medicaid clients, PBM services, we’re a clear market leader in that space.

This is a market that we’ve created, very different from the commercial group health marketplace for PBM services. We’ve got a unique offering that we’ve created and built over the last several years. We continue to invest in it and have gotten a very favorable reception from the state Medicaid programs. And we expect that to continue to grow.

In the fiscal agent arena, we’ve got a newer product there that we’ve invested heavily in over the last three years, very exciting reception in the marketplace and that has strong opportunity as well. In the federal employee space, we’re number two against a much larger entrenched player but again I think long-term, while we’re rationalizing that business today, there are great opportunities in that marketplace to build on it.

We’re number two, strong number two position in the carrier PPA arena, number five in the corporate arena, where we, sort of a niche, a very high touch services to corporate clients, so it’s a unique niche that we’ve been able to carve out there and as I’ve indicated, after going through a very tough competitive period, it’s significantly stabilized.

As I look at 2005, for the First Health business, our outlook in workers compensation and the public sector is very strong as I’ve already commented on. The workers compensation market is expanding, we have more services that we’re selling into that marketplace, more opportunities, we expect our growth to be in the high teens to mid 20% range for both the workers’ compensation and the public sector as well.

The public sectors as well, again, leading PBM services that we provide to these state Medicaid clients. Expanding opportunities as states are struggling to address the challenge of managing their Medicaid cost. Expanding opportunity, leading products and developing reputation that we expect to carry us through 2005 and beyond.

The corporate marketplace in the carrier TP marketplaces are expected to be flat with an improving position in both of them. We planned the federal employee marketplace as we went into the open season period which is going on right now. We’ve focused on the people we want to retain and the people we prefer to move on in that marketplace that we’re managing through that. We won’t know the outcome of that until sometime late in February once we get the results for that so it’s very well planned, very methodically being undertaken and we’re in the process of running that today. I’ll turn it back over to Dale.

Dale Wolf - Coventry Health Care Inc. — CFO

What we’re going to present in the next couple of slides is where do we take each of these businesses separately and collectively from here? First, on the First Health business as it exists today, the network. Arguably the key asset within the First Health portfolio is the consolidated network off many of these businesses operate.

Obviously there are opportunities there through the combination. And so I’m clear on this, if you take the First Health network in total, about 12% of its medical spend is spent in Coventry markets. Conversely, if you flip that equation around and you take the Coventry medical spend in its markets, that spend is increased by about 50% as a result of the overlap with the First Health markets.

We confused everybody with the difference between those before and perhaps I’ve done it again. But depending on how you flip the numerator and the denominator, those are the answers. So there is tremendous opportunity there. We’ll be going through a methodical process of taking best of breed contract in each of the overlap markets and enhancing the network.

That does some things for us. It makes us more money on the Coventry business, it makes us more money on the First Health business and it improves the value proposition of the product going forward. This will have a high degree of resource commitment and focus in 2005.

In workers compensation, we’ve touched on that before, although let me mention the regulatory reform piece in California, specifically regulatory reform for ‘05 enhances the ability to capture injured workers costs within a network setting. Here to four (ph) in workers’ compensation, one of the challenges has been to be able to get it in network and the regulatory environment in California will facilitate that greatly.

So that will enhance our business. It is in effect the wind at our backs on workers’ compensation. In Medicaid, it’s an interesting combination. Coventry has provided the risk business to state Medicaid agency, First Health has provided the fee for service or non-risk service component.

The combination together as far as I know is the only company in the Medicaid business that offers all products, all services that a state agency might want.

Whether it’s PBM services, risk arrangements, non-risk arrangements, managed car, claim payment, et cetera, et cetera, we offer the full portfolio in Medicaid which we will leverage going forward. And lastly, on mail handlers, Ed has talked about this, ‘05 is a year of transition again of these two benefit plans. Significant price increases have been put in on that program, 2005 is likely to produce a reduction in membership.

We won’t know that until February, but likely to do that and we plan for that in 2006, which we will be planning for on mail handlers before very long at all. We will reassess each of the product offerings within mail handlers and try to rationalize those to get it where we can return this business to growth prospect going forward.

On the Coventry side, I mentioned the multi site capability that we now have as well as new product offerings, both the PPO itself as a national offering, workers compensation and state Medicaid, which of course we have not been in. Additionally, we will, beginning in ‘05, use the First Health platform to build some new risk businesses.

As you know, we have grown Coventry in the first phase III health plans to 15. We’ve done that mostly through acquisition. In one respect, the acquisition of the First Health business is in fact that, it’s the beginnings of local health plans in additional markets.

So we will select somewhere between one and three markets in 2005 and we will build risk businesses that will look very similar to the 15 risk businesses in Coventry today. A minute on the transaction, by now this is old news perhaps to most of you. But I didn’t want to pass it over. It’s a fixed exchange ratio, it’s a 50/50 deal, cash and stock, 50% in cash works out to be just over $9.00 in cash and you can see the exchange ratio on the stock.

That was equivalent announcement to $18.70 per First Health share and it frankly probably isn’t very much different than that today. The expected closing is the first quarter of ‘05, and you can see the required approvals. Let me just provide an update on the approval and closing process.

We have a significant degree of confidence now in that first quarter closing. We have been through all of the state insurance department requirements, that involves three states. We do not expect those to be any significant hurdle at all. Similarly, in terms of anti trust with justice and HSR, those filings have been made.

There’s been ongoing dialog, that will not be a gating factor either. There will be a First Health shareholder vote required as soon as we have clearance from the SEC. We’ll establish a record date and begin that process of taking the First Health shareholder vote. We do not expect there to be a Coventry shareholder vote and we have received our communication from the SEC in terms of comments on the S4.

They’ve actually done it in such a way that the entire S4 is not being reviewed, but they are reviewing simply the financial commentary in each of the company’s 10-K filings. We have those comments today and are actively, as we speak working on responses, the First Health response will be going in tomorrow, the Coventry response either at the end of the week or early next week.

We expect that process to move forward from here actually quite quickly. And I’m cautiously optimistic that First Quarter closing now looks more like January than it does March. Synergies, I alluded to some of this earlier. Total 2003 pro forma SG&A for the combined companies is a little over at $1 billion. That has been confusing to some because at Coventry, all of the SG&A is in the SG&A line and given the different nature of the business at First Health, some of it is in SG&A and some of it is in cost to goods sold.

But when you look at the total SG&A excluding broker commissions, it’s about $1.1 billion. And you can see the synergies there and how they relate to the total expense base. In the first year, particularly the $25 million, you can see where it’s coming from there. There are things that are clear overlaps of expenses, void costs, corporate insurance costs and some people costs in the first year, but we have a high degree of confidence in that synergy number in year one.

Going forward, here’s some things to look for. Leadership, Tom McDonough who ran the health plans from an operational standpoint for the last five years has actually left that behind and gone over to assume direct responsibility for the First Health businesses upon closing. He is, today, 100% involved in the First Health businesses in terms of integration planning. Fran Soistman who ran our business in Pennsylvania so successfully for the last five years has been moved to assume responsibility for all of our health plan business for the old Coventry business.

And as I mentioned before, Shawn has been named the CFO of the combined company. One of our other senior executives is actually in the process of moving to Downer’s Grove, Illinois and will be involved in those businesses at First Health as well. And he is on the ground every day as we speak involved in integration planning.

Integration planning is going very well. The cooperation has been excellent. The access has been excellent, of course we respected certain areas involving customer pricing and so on of an anti-trust nature. But apart from that, we feel like we’ve made great progress in this.

You ought to expect us to hit our numbers, that’s nothing new to Coventry. You ought to continue to see growth in the Coventry segment as we have projected to. Look for the network consolidation. As I mentioned, there’s money there in the short run as well as value creation in the longer run and that will be a key focus of our activities in ‘05.

And then watch each of the first health businesses. We will say a million times between now and the next few months and years to watch the First Health businesses and they are five distinct businesses and we need to help people understand that.

But we need to stabilize mail handlers, we need to be able to demonstrate growth to you in the other businesses and we will communicate frequently and as in depth as we possibly can to be transparent about what’s happening as we move through the merger process and ultimately the growth phase of our companies.

So in summary, the Coventry business is just fine, thank you. We had a great opportunity here to consolidate with another business that we understand very well. We have, as I think we’ve demonstrated, the resources within the company to be able to manage the combined entity going forward.

There is a significant accretion immediately, it’s actually $0.18 accretive without synergies and in terms of the balance sheet, the 50/50 transaction structure leaves us with a very moderate amount of debt which we will have significant cash flow to pay down in 2005 and we are very well positioned in terms of the marketplace and the many opportunities that will be presented in 2005 and beyond.

I thank you for your attention and your interest and your attendance this afternoon. Do we have time for one question or do you just want to go to break out? Why don’t we just go to breakout, if that’s OK. Those of you who wish, we’re upstairs, one flight of stairs, in terms of a breakout and the three of us will be happy to take your questions here. Thank you.

Additional Information About this Information

     This communication is not a solicitation of a proxy from any security holder of First Health. Coventry and First Health filed a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 contains a prospectus, a proxy statement and other documents for the stockholders’ meeting of First Health at which time the proposed transaction will be considered. The Form S-4, proxy statement and prospectus contain important information about Coventry, First Health, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger are available free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by Coventry in connection with the merger are available to investors free of charge by writing to: Coventry Health Care, Inc., 6705 Rockledge Drive, Suite 900, Bethesda, Maryland 20817, Attn: Investor Relations. All documents filed with the SEC by First Health in connection with the merger are available to investors free of charge by writing to: First Health Group Corp., 3200 Highland Avenue, Downers Grove, Illinois 60515, Attn: Investor Relations.

     Coventry, First Health, their respective directors and executive officers may be deemed participants in the solicitation of proxies from First Health’s stockholders. Information concerning Coventry’s directors and certain executive officers and their direct and indirect interests in Coventry is contained in its proxy statement for its 2004 annual meeting of stockholders. Information concerning First Health’s directors and certain executive officers and their direct and indirect interests in First Health is contained in its proxy statement for its 2004 annual meeting of stockholders. Additional information regarding the interests of these participants in the merger is available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC’s website.